UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 333-41516

LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

Suite 1050
625 Howe Street
Vancouver, BC, Canada V6C 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _____ No ___X____

If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

Date: June 4, 2007

"Tim Searcy"
Timothy O. Searcy, President, Chief
Executive Officer and a member of
the Board of Directors

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description
1	**News Release, Vancouver, June 4, 2007 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU)** ("Luna" or the "Company") is pleased to announce that the feasibility work at its Aurizona gold project in Brazil is proceeding on schedule with completion forecast in early Q1 2008.



Suite 1050 - 625 Howe Street
Vancouver, BC V6C 2T6

Tel: 1-604-689-7317
Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

LUNA GOLD'S FEASIBILITY STUDY FOR THE AURIZONA GOLD PROJECT, BRAZIL, DUE Q1 2008

Vancouver, June 4, 2007 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU) ("Luna" or the "Company") is pleased to announce that the feasibility work at its Aurizona gold project in Brazil is proceeding on schedule with completion forecast in early Q1 2008.

Jim Bahan, Luna's COO, comments: "We managed to hit the ground running due to the amount of technical work that was already available, but in such a tight market, we have been fortunate to put together a first rate project team. As a result of the in-depth site re-examination underway, a number of beneficial project scope changes have been identified and incorporated into the study."

The geologic and open-pit mine plan study was awarded to Gemcom Brazil. Gemcom is recalculating the resources at Aurizona, based on almost 200 diamond and reverse circulation holes, and is developing new geologic and pit models This work, planned for completion this month, will be the basis of an updated report to the Mines Department. Approximately 3600m of further definition drilling are planned, starting in the coming quarter, and the resource models will be updated on the basis of those results.

Luna has hired John Clark as its consulting metallurgist. Mr. Clark has many years of experience in Latin America and recently retired as the in-house consultant to Rio Tinto, where he was primarily responsible for the metallurgical optimization of the Paracatu gold mine, an 18Mtpy operation grading 0.45g/t gold and currently undergoing a major expansion to produce around 680k ounces per year. The Piaba deposit, the main mineralized zone at Aurizona, has striking metallurgical similarities to Paracatu.

Mr. Clark pilot-plant tested Yamana's Chapada copper-gold project leading to its recent very successful implementation (40 kt/d grading 0.4% Cu and 0.3g/t gold). In addition, he has worked on a number of gold and tin ventures within the Amazon basin and brings a wealth of practical experience. At Aurizona, extensive metallurgical testwork had been carried out previously. That work has been reviewed and validated and current work is aimed at specific parts of the process flowsheet for detailed design purposes.

The contract for the engineering studies, including plant, infrastructure, and support services, has been awarded to Info Design, an engineering design and construction management group with headquarters in Itabira, Minas Gerais, Brazil. Info Design's recent contracts include CVRD's 24 Mtpy Brucutu mine where it was responsible for the electro-mechanical construction and the provision of field engineering services to the managing contractor; and the MPBA gold mine in Amapa, where it provided personnel to support the in-house management team, as well as the mechanical and civil engineering design and construction.

An environmental impact study for the Aurizona operations was completed by previous operators, in 1995, based on a gravity treatment process. Following meetings with the environmental authorities, it was agreed that the earlier study could serve as the basis for current permitting applications, provided supplementary reports are submitted that address the changes to site conditions, mine plan and process, or permitting legislation, from the time of the previous study to the present.

Jim Bahan concludes: "Our decision to headquarter our operations out of Sao Luis, Maranhão has proved advantageous, since it allows our team ready contact with the State government authorities and utility companies that have an influence on our work."

About Luna Gold Corp

Luna is a mining exploration company with a focus on gold development in Brazil and gold exploration in Nevada.

On behalf of the Board of Directors

LUNA GOLD CORP.
"Tim Searcy"
Tim Searcy, P. Geo. – President and CEO

Website: www.lunagold.com
For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.